UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2008

PACIFIC ASIA CHINA ENERGY INC.
(Exact name of registrant as specified in its charter)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2
(Address of principal executive offices)
1. Press Release: January 21, 2008

Indicate by check mark whether the Registrant files annual reports

under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in

paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in

paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under

Securities Exchange Act of 1934.                     Yes ___     No xxx

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE                                                                January 21, 2008

PACIFIC ASIA CHINA ENERGY COMPLETES FRACTURING PROGRAM

IN GUIZHOU 3-WELL CBM PILOT TEST

PACIFIC ASIA CHINA ENERGY INC. (“PACE” or “the Company”) is pleased to announce that fracturing operations have been completed in the 3-well vertical pilot program (wells ZY04-1, -2 and -3) at its Guizhou CBM project.

Two coal seams (#19 and #26/27) were fracced in each of the 3 wells.  The operations were successful and in accord with the fracc design.  Management is encouraged by the immediate flow of gas to surface following the fracc operations.

Installation of pumping equipment will be completed within a week and dewatering operations will begin shortly thereafter.  Dewatering and monitoring of reservoir conditions is expected to continue for 2 to 3 months in order to determine the feasibility of economic gas production from these wells.

The Company plans to test other completion procedures in this area to determine the most effective method of production from this multi-seam CBM play.  Cavitations of selected seams in two vertical wells and a dual-lateral well in a selected seam are planned for Q1 of 2008.

 PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"                                                  Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 000-52200 (Registrant)

Date: January 22, 2008	/s/ Devinder Randhawa
Devinder Randhawa, Chairman/CEO/Director